UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Samil PricewaterhouseCoopers, our independent auditor, has conducted audits and expressed an opinion with regards to the non-consolidated statements of financial position of Gravity Co., Ltd. (the “Company”) as of December 31, 2011 and 2010, and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean Won in conformity with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE. A copy of the audited non-consolidated financial statements is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 79 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this announcement may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: April 6, 2012

	By:	/s/ Heung Gon Kim
Name: Heung Gon Kim
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	The Company’s non-consolidated KAS-NPE financial statements as of and for the years ended December 31, 2011 and 2010 and the independent auditor’s report.